UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

REIS, INC.

(Name of Subject Company)

REIS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

Mark P. Cantaluppi

Vice President, Chief Financial Officer

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

(212) 921-1122

(Name, Address, and Telephone Number Of Person Authorized To Receive Notices And Communications

On Behalf Of The Person Filing Statement)

With copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Reis, Inc., a Maryland corporation (the “Company”), by Moody’s Corporation, Delaware corporation (“Parent”), and Moody’s Analytics Maryland Corp., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated August 29, 2018 (the “Merger Agreement”), among the Company, Merger Sub and Parent:

•

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on August 30, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

•	Exhibit 99.1: Staff Announcement

Important Information

The offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Reis, Inc. or any other securities. On the commencement date of the offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Moody’s Corporation and one of its subsidiaries and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Reis. The offer to purchase shares of Reis’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Moody’s Corporation and one of its subsidiaries, and the solicitation/recommendation statement will be filed with the SEC by Reis. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the offer and the merger. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated timing of filings relating to the offer and the merger; statements regarding the expected timing of the completion of the offer and the merger; the possibility that competing offers will be made; the possibility that various closing conditions to the Offer may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners; stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended, and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.